SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                       AMENDMENT NO. 1 TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                       EWO Holdings, Inc.
              (formerly Entergy Power Chile, Inc.)
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Frederick F. Nugent, Esq.     Thomas C. Havens, Esq.
General Counsel               Jones, Day, Reavis & Pogue
Entergy Wholesale Operations  222 East 41st Street
20 Greenway Plaza             New York, New York  10017
Suite 1025
Houston, Texas  77046

        Entergy Power Development Corporation, a company incorporated under Delaware law and a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification previously filed with the Securities and Exchange Commission that EWO Holdings, Inc. ("EWOH") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

                EWO Holdings, Inc.
                c/o Entergy Wholesale Operations
                20 Greenway Plaza, Suite 1025
                Houston, Texas  77046

   EWO Holdings, Inc. claims status as a FUCO by virtue of its indirect ownership interest in the following companies (each of which also is a FUCO):

  (1) Edegel S.A.A. ("Edegel"), which owns and operates seven hydroelectric generating stations (with an aggregate installed capacity of 753 megawatts ("MW")), one 281 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. The total installed generation capacity of Edegel is 1,035 MW. Edegel also owns and operates 400 kilometers of 220 kV transmission lines and 305 kilometers of 60 kV transmission lines. EWOH owns indirectly a 24.23% interest in Edegel.

  (2) Central Termoelectrica Buenos Aires S.A. ("CTBA"), which owns and operates a 220 MW combined cycle gas turbine generator located at the Central Costanera, S.A. ("Costanera") power plant in Buenos Aires, Argentina. EWOH owns indirectly a 10.87% interest in CTBA, as follows: (a) a 7.81% interest through its indirect interest in Entergy Power CBA Holding, Limited, a company incorporated in Bermuda, and (b) a 3.06% interest through its indirect interest in Costanera.

 (3) Costanera, which owns and operates an electric generating station located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. EWOH owns indirectly a 6% interest in Costanera.

 (4) Compania Electricia San Isidro S.A. ("San Isidro"), which owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. A subsidiary of San Isidro, Transmisora Electrica de Quillota Ltda., which is also a FUCO, owns and operates electric transmission lines that interconnect the Plant with the grid. EWOH owns indirectly a 25% interest in San Isidro.

    No person (other than Entergy and its direct or indirect subsidiaries) currently owns a 5% or more voting interest in EWOH.

Item 2. Domestic Associate Public-Utility Companies of EWOH and their Relationship to EWOH.

      The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EWOH: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arlahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EWOH.


   EXHIBIT A.     State Certification.

                         Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By: /s/ Frederick F. Nugent
                                 Frederick F. Nugent
                                 Vice President


Dated:  March 21, 2002